

✓Regulation Crowdfunding Offering
✓Minority-Owned & Woman-Owned
✓Community Capital Revenue Share Agreement
✓$50,000 Target Offering Amount
✓$250,000 Maximum Offering Amount
✓Organized in New Jersey
✓Includes Perks

Things to Consider Before You Invest
(The 4 "M"s)

Mission

Do I believe in what the company is trying to achieve?

Market

Do I believe there's a viable market for the product/service?

Management

Do I believe and have confidence in the management team?

Money

What is the potential return on my investment?



Our mission is to provide modern ethnic cuisine that is vibrant, flavor forward, and rooted in tradition, while pushing the limits on new and exciting taste combinations.

There is enormous opportunity for retailers in the area of ethnic marketing. While grocery store revenues have reached historic highs due to the pandemic, they are still failing to provide consumers with the range of ethnic food options that reflect the diversity of the American palate.

Needs

32% of all American said they would pay more for a brand that understands multicultural needs.

Consumers

African American, Asian and Hispanic shoppers are not finding the products they want and need in their local grocery stores.

Advertisers

A multicultural selling proposition benefits a range of consumers seeking unique flavors and products.

Retailers

There is enormous opportunity for retailers in the area of ethnic consumers based on population growth and current shopping behaviors.

Product Offerings



Red Pepper Ttoekbokki



Royal Tteokbokki



Stir Fry Noodles

Co-Founders

Our passion for ethnic food runs deep and begins with our co-founders Christine Gregory and Terrence Williams. Christine is Korean and African American. She was raised on her father's traditional "soul food" cooking and her mother's spicy Korean dishes. Terrence is African American with strong ties to the south and is a lover of southern cuisine.

Together, their commitment to making ethnic food that is healthy, vibrant and a true reflection of their culture was the inspiration for Harmony Global Foods.



Experience + Passion

We can't achieve our goals alone. We have an experienced team of chefs, food industry executives and marketers who not only share our passion for ethnic food, but they have the expertise to bring our products to the marketplace.



Jim Griffin, EdD

Food Industry Strategy



John Robitaille, MSM

Co-Executive Coach



Chef John Csukor

Research & Development



Treeva Royes

Creative Consultant



Shannon Robbins

Marketing Consultant







Use of Funds

Description	At Target Amount		At Maximum Amount	
Total Proceeds	$	50,000	$	250,000
Less: Offering Expenses		(4,000)		(20,000)
Net Proceeds	**$**	**46,000**	**$**	**230,000**
Use of Net Proceeds				
Sales & Marketing	$	41,000	$	60,000
Product Development		5,000		50,000
Salaries & Wages		-		100,000
General & Administrative		-		20,000
Total Use of Funds	*$*	*46,000*	*$*	*230,000*

OFFERING INFORMATION	
Target Offering Amount	$50,000
Maximum Offering Amount	$250,000
Deadline for Offering	October 31, 2021
Revenue Share Interests Price	$500
Minimum Investment Amount	$1,000
Minimum Investment Increment	$500
REVENUE SHARE INFORMATION	
Percentage of the Issuer's Gross Revenue to be allocated to make Revenue Share Payments	10%
Quarterly Revenue hurdle to be reached before any Revenue Share Payments are made	$75,000
Revenue Share Multiple	2.0
Maximum Revenue Share Return to be paid in connection with the Offering (Company)	$500,000
Maximum Revenue Share Return to be paid in connection with the Offering (Investor)	2.0 x Investment Amount
REVENUE SHARE PAYMENT TERMS	
Revenue Share Payment Frequency	Quarterly
Revenue Share Payment Schedule	The first Revenue Share Payment will be made within 30 days following the end of the first fiscal quarter of the Issuer following the date the Offering is closed. All subsequent payments will follow the same timetable.
Revenue Shared Paid to	Directly to Investor

Perks

Investment Level	Perk
All	Coupon for 3 free meal kits (one in each SKU)
$5,000 - $14,999	Preview of Harmony Global Foods products with an opportunity to provide feedback to the founders prior to going to market
$15,000 +	A Harmony Global Foods product tasting event in their home (within the United States)